UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OREXIGEN THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

686164104

(CUSIP Number of Common Stock Underlying Class of Securities)

Michael A. Narachi

President and Chief Executive Officer

Orexigen Therapeutics, Inc.

3344 N. Torrey Pines Ct., Suite 200

La Jolla, California 92037

(858) 875-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Heather D. Turner, Esq. SVP, General Counsel and Secretary Orexigen Therapeutics, Inc. 3344 N. Torrey Pines Ct., Suite 200 La Jolla, California 92037 (858) 875-8600	Thomas S. Welk, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,283,413	$1,193.90

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 9,834,891 shares of the issuer’s common stock, and had an aggregate value of $10,283,413 as of June 22, 2011, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001161 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,193.90	Filing Party: Orexigen Therapeutics, Inc.
Form or Registration No.: 005-83422	Date Filed: June 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on June 24, 2011 (the “Schedule TO” ), in connection with the offer (the “Offer”) by Orexigen Therapeutics, Inc. (the “Company”) to its eligible employees to exchange outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), that were originally granted under the Company’s 2007 Equity Incentive Award Plan (the “2007 Plan” ), for new options to purchase the same number of shares of Common Stock to be granted under the 2007 Plan (the “New Options”), at a fixed exercise price per share that is equal to the Fair Market Value (as defined in the 2007 Plan) of the Common Stock on the date the New Options are granted, upon the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Option Grants for New Option Grants dated June 24, 2011 (the “Offer to Exchange”), and in the related Election Form and Notice of Withdrawal. This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 9:00 p.m. Pacific Time, on Friday, July 22, 2011. Pursuant to the Offer, the Company accepted elections to exchange options to purchase 7,407,634 shares of Common Stock, representing approximately 75% of the shares subject to Eligible Options as of the expiration of the Offer. As a result, on July 25, 2011, New Options to purchase 7,407,634 shares of Common Stock were granted under the 2007 Plan pursuant to and as set forth in the Offer to Exchange filed as Exhibit 99.(a)(1)(A) to the Schedule TO. The exercise price per share of each New Option is $1.66, which was the closing price of the Common Stock as reported on the NASDAQ Global Market on July 25, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OREXIGEN THERAPEUTICS, INC.

By:	/s/ Michael A. Narachi
Michael A. Narachi
President and Chief Executive Officer

July 26, 2011
Date

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated June 24, 2011

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(C)*	Election Form

(a)(1)(D)*	Form of Eligible Option Information Sheet

(a)(1)(E)*	Notice of Withdrawal

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)*	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(I)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 11, 2011 and incorporated herein by reference

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the Securities and Exchange Commission on May 9, 2011 and incorporated herein by reference

(b)	Not applicable

(d)(1)	Second Amended and Restated Investors’ Rights Agreement dated November 20, 2006, filed as an exhibit to the Company’s Form S-1, as amended, filed with the Securities and Exchange Commission on December 19, 2006 and incorporated herein by reference

(d)(2)	Registration Rights Waiver and Amendment dated January 6, 2008, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 7, 2008 and incorporated herein by reference

(d)(3)	Form of Director and Executive Officer Indemnification Agreement, filed as an exhibit to the Company’s Form S-1, as amended, filed with the Securities and Exchange Commission on December 19, 2006 and incorporated herein by reference

(d)(4)	Form of Executive Officer Employment Agreement, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 28, 2010 and incorporated herein by reference

(d)(5)	2004 Stock Plan and forms of option agreements thereunder, filed as an exhibit to the Company’s Form S-1, as amended, filed with the Securities and Exchange Commission on December 19, 2006 and incorporated herein by reference

(d)(6)	Independent Director Compensation Policy, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 2, 2010 and incorporated herein by reference

(d)(7)	2007 Equity Incentive Award Plan, as amended, and forms of stock option grant notice and stock option agreement thereunder, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 2, 2010 and incorporated herein by reference

(d)(8)	Form of Director and Executive Officer Indemnification Agreement, filed as an exhibit to the Company’s Form S-1, as amended, filed with the Securities and Exchange Commission on December 19, 2006 and incorporated herein by reference

(d)(9)	Form of Executive Officer Employment Agreement, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 28, 2010 and incorporated herein by reference

(d)(10)	Separation Agreement dated February 16, 2011 by and between the Registrant and Graham K. Cooper, filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 17, 2011 and incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on June 24, 2011 and incorporated herein by reference.